Exhibit 1.01 to the Form SD

Conflict Minerals Report
For the Calendar Year Ended December 31, 2017

Except as otherwise indicated, all references in this report to “the Company,” “we,” “our” and “us” refer to ICU Medical, Inc. and its consolidated subsidiaries.

Conflict Minerals Disclosure

Conflict Minerals Disclosure

The Company develops, manufactures and sells innovative medical devices used in vascular therapy, and critical care applications. During the Reporting Period, the Company was engaged in the development, manufacture and sale of innovative medical devices used in vascular therapy, oncology and critical care applications. The Company's complete product line during the Reporting Period included custom IV systems, closed delivery systems for hazardous drugs, needlefree IV connectors, catheters, cardiac monitoring systems and intravenous infusion therapy solutions.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).

The Company performed a reasonably thorough investigation into the content of all of its purchased and contract manufactured materials to determine whether or not any of these contain conflict minerals. We analyzed our products and determined that one or more of the conflict minerals is/are contained in certain raw material and/or components used in electronic in our products.

For the Reporting Period, the Company received surveys from all but one of the suppliers surveyed. Review of the surveys indicated conflict material that originated from smelters in the covered countries.

Reasonable Country of Origin Inquiry

After completing the internal assessment described above, the Company performed, in good faith, a reasonable country-of-origin inquiry (“RCOI”) designed to determine whether the gold, tantalum and tin contained in its products originated in the Covered Countries during the Reporting Period. The RCOI involved identifying “high risk” suppliers with whom we needed to engage, based on the probability that the raw materials, components, or finished product they supplied may contain conflict minerals. “High risk suppliers” are suppliers that supply raw materials, components, or finished products that we determine have the highest risk of containing conflict minerals, based on our review of the category of items supplied by the suppliers. Our risk evaluation included the following steps: (1) review list of items procured iduring the reporting period and (2) identify items in the list that may contain conflict minerals, based on a review of the item’s category (e.g., electronics and metal components were considered to have a high risk of containing conflict minerals; whereas, pharmaceutical ingredients and paper/label suppliers were considered to have low risk of containing conflict minerals). We then contacted the “high risk” suppliers to request the RCOI of the conflict minerals that may be present in the materials and/or components and/or finished products they supplied. For the Reporting Period, we sent a new supplier survey to our “high risk suppliers.” We used the reporting template, developed by the Responsible Minerals Initiative, to survey our suppliers (the “Survey”).

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of conflict minerals contained in the raw materials and/or components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers. Responses to the Survey were due promptly. Our disclosures in this report are based on the information we received from our suppliers.

Due Diligence Results

For the Reporting Period, the Company surveyed 47 high risk suppliers and received responses from all but one of the suppliers surveyed. Fourteen suppliers indicated sources in the covered countries. Of the 14 suppliers 10 were able to confirm the sources of the conflict minerals to be from “compliant smelters” with the remaining four suppliers indicating that the status of some of the sources were unknown. Additionally, four suppliers indicated that the origin of the source of the conflict minerals is unknown.

Additional Due Diligence Efforts:

1.
Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and improve the content detail of the supplier survey responses. We have informed our suppliers about the Conflict Minerals Rule, and have directed current, and will direct future, suppliers to our Supplier Code of Conduct, which is being updated and anticipated to be disseminated by the end of the second quarter.

2.	Inclusion of a stipulation in the terms and conditions of all purchase orders, each of which is acknowledged by vendors, that vendor is in compliance with the conflict minerals law; and

3.
Inclusion of the requirement for conflict minerals law compliance in both the (a) Product Quality Systems Questionnaire, and (b) Supplier Audit Checklist, which are both forms used in the supplier approval procedures.